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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 12b-25
                                                                SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING                 0-26567

                                FORM 10-KSB                        CUSIP NUMBER
                                                                   26873Q
                        For Period Ended: March 31, 2000


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION

                                  E-MEDSOFT.COM
                        --------------------------------
                             Full Name of Registrant

                                 Not Applicable
                            -------------------------
                            Former Name if Applicable

                      1300 Marsh Landing Parkway, Suite 106
            --------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                           Jacksonville, Florida 32250
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b- 25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
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The Company's Annual Report on Form 10-KSB for the fiscal year ended March 31,
2000 cannot be filed within the prescribed time period because the Company experienced a delay in the conversion of the text required to be included in the Form 10-KSB into electronic format. The Form 10-KSB will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Margaret Harris                         818/226-9870
          ---------------                 -----------------------------
              (Name)                      (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

     The Company's net sales for the fiscal year ended March 31, 2000 is anticipated to be approximately $45,982,416 versus $2,649,563 for the four months ended March 31, 1999, and the net loss for the fiscal year ended March 31, 2000 is anticipated to be approximately $9,665,334 versus a net loss of $904,617 for the four months ended March 31, 1999.

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                                  E-MEDSOFT.COM
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                  E-MEDSOFT.COM


                                  By:/s/ Margaret Harris
                                     Margaret Harris, Chief Financial Officer
Date: June 29, 2000

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]